                                                                    Exhibit 99.1

(8) Mr. Kreider is signing in his capacity as attorney-in-fact for William J.
Janetschek, director of KKR Group Limited, the general partner of KKR Group
Holdings L.P.

(9) Mr. Kreider is signing in his capacity as attorney-in-fact for William J.
Janetschek, director of KKR Group Limited.

(10) Mr. Kreider is signing in his capacity as attorney-in-fact for Henry R.
Kravis, a designated member of KKR Management LLC, the general partner of KKR
& Co. L.P.

(11) Mr. Kreider is signing in his capacity as attorney-in-fact for Henry R.
Kravis, a designated member of KKR Management LLC.